PROJECT BOXER DISMANTLING AGREEMENT

BETWEEN

MINAS DE LA ALTA PIMERIA, S.A. DE C.V.

AND

MINERA AUREA S.A. DE C.V.

AND

TIMMINS GOLD CORP.

MADE AS OF

September 18, 2015

SCHEDULE A PURCHASED ASSETS	A-31

SCHEDULE B SCOPE OF REMOVAL AND REMOVAL SCHEDULE	B-36

PROJECT BOXER DISMANTLING AGREEMENT

                        THIS AGREEMENT is made as of September 18, 2015 (the “Signature Date”)

BETWEEN:

MINAS DE LA ALTA PIMERIA, S.A. DE C.V., a corporation incorporated under the laws of Mexico (the “Vendor”)

AND:

MINERA AUREA S.A. de C.V., a corporation incorporated under the laws of Mexico (the “Purchaser”)

AND:

TIMMINS GOLD CORP., a corporation incorporated under the laws of British Columbia (the “TG Guarantor”)

WHEREAS:

A.

concurrent with this Agreement, (i) the Vendor and the Purchaser entered into an agreement (the “Sale and Purchase Agreement”) for the sale by the Vendor of the Purchased Assets located at the Site (as defined below) at the mine known generally as the El Sauzal Mine in Chihuahua, Mexico (the “Mine”) to the Purchaser.

B.

as part of the Purchaser’s consideration for the Purchased Assets under the Sale and Purchase Agreement, the Purchaser agreed to dismantle and remove the Purchased Assets and the Disposal Items from the Site;

C.	the Parties now wish to enter into this Agreement to establish the basis for the Purchaser’s dismantling and removal of the Purchased Assets from the Site in a safe and timely fashion; and

D.

the TG Guarantor has agreed to be a party to this Agreement to give effect to certain provisions hereof and to guarantee the performance by the Purchaser of all of its obligations under this Agreement,

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01               Definitions

                      In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means, with respect to any Person, any other Person that controls or is controlled by or is under common control with the first mentioned Person.

“Agreement” means this agreement, including its recitals and schedules, as amended, supplemented or restated in writing from time to time in accordance with Section 10.06.

“Applicable Law” means:

(i)	any applicable domestic or foreign law, including any statute, subordinate legislation or treaty; and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or in Mexico City, Mexico.

“Cleaning” means work carried out by, or at the direction of, the Vendor or its Affiliates, including by a Goldcorp Contractor, pursuant to which the Vendor shall determine whether any Recoverable Product is present at the Site and, if applicable, pursuant to which the Vendor shall clean and extract, or caused to be cleaned and extracted, from the Site, including from the Purchased Assets, all such Recoverable Product that remains therein as of the Transfer Date, if any, at its sole cost and expense and without any accounting for any such Recoverable Product to the Purchaser or any of its Affiliates.

“Conduct Standard” has the meaning given to such term in Section 2.02(2).

“Contractors” means all agents, contractors (including INPROMINE), subcontractors and their respective personnel engaged by the Purchaser to conduct any part of the Removal.

“Disposal Items” means those facilities described in paragraph 2 in Part II of Schedule A.

“Encumbrance” means, with respect to any Person, any option, right, privilege, mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of Applicable Law, in respect of any of such Person’s property, or any consignment by way of security or capital lease of property by such Person as consignee or lessee, as the case may be, or any other agreement, trust or arrangement having the effect of security for the payment of any debt, liability or other obligation, or any easement, restrictive covenant, right of way, encroachment, burden or title reservation of any kind, or restriction on transfer or use in favour of a third party.

“End Date” has the meaning given to such term in Section 2.01(1).

“Environment” means:

(i)	air, land or water;

(ii)	plant and animal life, including humans;

(iii)	any building, structure, machine, other device or tangible personal or real property; and

(iv)	any part or combination of the foregoing and the interrelationships between or among any two or more of them.

“Environmental Law” means any Applicable Law relating to the protection of the Environment, including those pertaining to:

(i)	reporting, licensing, permitting, investigating, remediation and cleaning up in connection with any presence or Release, or the threat of the any such Release, of Hazardous Substances; and

(ii)	the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances.

“Excluded Assets” means:

(i)	the Recoverable Product;

(ii)	the Goldcorp Marks (as defined in the Sale and Purchase Agreement);

(iii)	the Goldcorp Proprietary Information (as defined in the Sale and Purchase Agreement);

(iv)	any items on the Site not owned by the Goldcorp Group;

(v)	any items not within the boundaries of the areas delineated in black on the maps attached in Part II of Schedule A; and

(vi)

computers and data storage devices located on the Site except for any computers and similar equipment that is integrated functionally with and necessary for the proper functioning of any Purchased Assets.

“Goldcorp Activities” has the meaning given to such term in Section 3.01.

“Goldcorp Contractors” means all agents, contractors, subcontractors and their respective personnel engaged by the Vendor in relation to any activities directed by the Vendor in respect of the Mine, including the Site.

“Goldcorp Group” means the Vendor and its Affiliates.

“Goldcorp Policies” has the meaning given to such term in Section 2.02(2)(d).

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or Person having or purporting to have jurisdiction in the relevant circumstances, including any court or arbitral body.

“Hazardous Substances” means any substances or materials that are present in such concentrations and circumstances such that they are prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Law.

“Insolvency Event” means, with respect to a Party, any one or combination of the following or any event or circumstance analogous to the following:

(i)	the Party ceases to carry on business;

(ii)

the commencement of proceedings for a voluntary winding up or dissolution of the Party (otherwise than as part of a bona fide amalgamation, takeover, or corporate reorganization), or the commencement of involuntary proceedings for the winding-up or dissolution of the Party if such proceedings are not contested by the Party in good faith;

(iii)	a secured counterparty taking possession of, or commencing the disposition of, all or substantially all of the Party's assets, operations or business;

(iv)

the commencement of proceedings by the Party under applicable bankruptcy or insolvency legislation in respect of the disposition of the Party’s debts, or the taking by the Party of any similar step under any similar legislation to effect an arrangement between the Party and its creditors; or

(v)

the appointment of an administrator, receiver, receiver and manager or trustee in bankruptcy for all or substantially all of the assets of the Party otherwise than as part of a bona fide amalgamation, takeover, or corporate reorganization, or the commencement of involuntary bankruptcy proceedings against the Party, if such proceedings are not contested by the Party in good faith.

“Intervening Event” means any of the following events, whether foreseeable or unforeseeable, but only where beyond a Party’s reasonable control with respect thereto:

(i)	labour disputes (however arising and whether or not employee demands are reasonable or within the power of a Party to grant) that:

	(a)	have national, provincial, regional or state-wide application;

	(b)	directly affect the performance of the obligations under this Agreement; and

	(c)	last for more than seven consecutive days;

(ii)

Acts of God, including earthquake, flood, excessively cold or warm temperatures or consistent periods of severe weather conditions which prevent or render impractical the conduct of the Removal for a period of at least 15 consecutive days;

(iii)	any litigation or administrative process which reasonably has the effect of delaying the Removal, and judgments or orders of any court or tribunal;

(iv)

action or inaction by any Governmental Authority that delays or prevents the issuance or granting of any approval or authorisation required to conduct the Removal beyond the reasonable expectations of a Person seeking such approval or authorisation;

(v)	acts of war or conditions arising out of or attributable to war, whether declared or undeclared;

(vi)	riot, civil strife, terrorism, insurrection or rebellion; including any steps taken by any Governmental Authorities in response to any such matters;

(vii)	fire or explosion; or

(viii)

actions by community groups, aboriginal or indigenous groups, native rights groups, environmental groups, or other similar special interest groups, which reasonably have the effect of delaying the Removal.

“Labour Procurement Plan” has the meaning given to such term in Section 2.03(1)(c)(i).

“LIBOR” means the interest rate per annum for deposits in Canadian dollars for a 360-day period equal to:

(i)

the rate which appears on the Reuters screen LIBOR 1 page at or about 11:00 a.m. London time on the Business Day in London, England before the first day of any interest period, provided that, if two or more such offered rates are indicated on such page, LIBOR shall be the rate that equals the arithmetic mean (expressed as a decimal fraction to five decimal places) of such offered rates, and provided further that if such interest period is not equal to any period shown on such page, LIBOR shall be the rate determined by interpolation from the rates for the next longer and next shorter periods shown on such page, using the number of days as the basis for the interpolation, expressed as a decimal fraction to five decimal places; or

(ii)

if a rate is not determinable pursuant to paragraph (i), above, at the relevant time, the average (expressed as a decimal fraction to five decimal places) of the rates of interest, expressed as rates of interest per annum on the basis of a year of 360 days, at which deposits in Canadian dollars are offered by the principal lending offices in London, England of leading banks for London inter-bank deposits in Canadian dollars to prime banks at or about 11:00 a.m. London time on the Business Day in London before the first day of any such interest period for a period comparable to such interest period and in an amount comparable to the amount hereunder to be outstanding during such interest period.

“Mine” has the meaning given to such term in the recitals to this Agreement.

“Overstay Amount” has the meaning given to such term in Section 4.02(2)(b).

“Person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.

“Plans” has the meaning given to such term in Section 2.03(1).

“Purchased Assets” means the Vendor’s and its Affiliates’ entire right, title, estate and beneficial interest in and to the property, rights, entitlements and undertakings of the Vendor described in Schedule A but does not include the Excluded Assets.

“Purchaser” has the meaning given to such term in the recitals to this Agreement.

“Recoverable Product” means all marketable metal or mineral bearing material in whatever form or state that has been mined, extracted, removed, produced or otherwise recovered (including ore and any other products resulting from the further milling, processing or other beneficiation thereof, including concentrates) and that is attached to or contained within the Purchased Assets and that can be removed through the Cleaning without damaging the Purchased Assets.

“Release” means any release or discharge of any Hazardous Substance including any deposit, spillage, leakage, seepage, dumping, exhausting, escape, leaching, migration, dispersal or disposal of a Hazardous Substance.

“Removal” means the dismantling and removal of the Purchased Assets from the Site and the demolition and removal from the Site of the Disposal Items, in each case in accordance with the terms and conditions of this Agreement and as further described in Schedule B.

“Removal Schedule” means the schedule setting out the timetable for and the scope of the Removal attached hereto as Schedule B.

“Sale and Purchase Agreement” has the meaning given to such term in the recitals to this Agreement.

“Signature Date” has the meaning given to such term in the recitals to this Agreement.

“Site” means the location of the Purchased Assets as delineated in black on the maps set out in Part II of Schedule A.

“Subscription Agreement” means the subscription agreement entered into by the TG Guarantor and and affiliate of the Purchaser in relation to the private placement that will take place on or prior to the Transfer Date.

“Suspension Notice” has the meaning given to such term in Section 4.03.

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority, including all income or profits taxes (including federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment or employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, Environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing and “Tax” and

“Taxation” shall have corresponding meanings.

“Termination Event” has the meaning given to such term in Section 4.02(3).

“Timmins Group” means the Purchaser and its Affiliates.

“TG Guarantor has the meaning given to such term in the recitals to this Agreement.

“Transfer Date” has the meaning given to such term in the Sale and Purchase Agreement.

“Transaction Documents” means this Agreement, the Sale and Purchase Agreement, the Subscription Agreement, any document required to be delivered in Mexico in connection with the transfer of the Purchased Assets and any agreement or document to be delivered under or pursuant to such agreements or documents.

“Trust Account” has the meaning given to such term in Section 2.02(9).

“Vendor” has the meaning given to such term in the recitals to this Agreement.

“Work Camp” has the meaning given to such term in Section 2.01(3)(f).

“Work Camp Removal Notice” has the meaning given to such term in Section 2.01(3)(f).

1.02               Headings

            The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03               Extended Meanings

                        For the purposes of this Agreement:

            (1)        words importing the singular number include the plural and vice versa, words importing any gender include all genders;

            (2)        the term “including” means “including without limiting the generality of the foregoing”, the term “include” means “include, without limiting the generality of the foregoing”, the term “Party” means (unless the context otherwise requires) any party to this Agreement, and the term “third party” means any Person other than the Vendor and the Purchaser and their respective Affiliates; and

                (3)        the term “commercially reasonable efforts” does not include the payment of money or assumption of obligations.

1.04               Ambiguity

               The rule of construction that, in the event of ambiguity, the contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply to this Agreement or to the interpretation of this Agreement.

1.05               Statutory References

               In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder, except to the extent that any statute or statutory provision made or enacted after the Signature Date would create or increase the liability of the Vendor or reduce its rights under this Agreement.

1.06               Computation of Time

               In this Agreement, unless something in the subject matter or context is inconsistent therewith, a “day” shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.07               Currency

               All references to currency herein are to lawful money of Canada, unless otherwise indicated herein.

1.08               Control

(1)        For the purposes of this Agreement,

(a)

a Person controls a body corporate if securities of the body corporate to which are attached more than 50 per cent of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b)

a Person controls an unincorporated entity, other than a limited partnership, if more than 50 per cent of the ownership interests, however designated, into which the entity is divided are beneficially owned by that Person and the Person is able to direct the business and affairs of the entity; or

(c)	the general partner of a limited partnership controls the limited partnership.

(2)        A Person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.

(3)        A Person is deemed to control, within the meaning of Section 1.08(1)(a) or 1.08(2), an entity if the aggregate of:

(a)	any securities of the entity that are beneficially owned by that Person; and

(b)	any securities of the entity that are beneficially owned by any entity controlled by that Person,

                   is such that, if that Person and all of the entities referred to in Section 1.08(3)(b) that beneficially own securities of the entity were one Person, that Person would control the entity.

1.09               Language

                  This Agreement has been negotiated in the English language. In the event that this Agreement is translated into the Spanish language and signed in that form, to the extent of any inconsistency or discrepancy between the two versions, this English language version shall prevail.

1.10             Schedules

(1)        The following are the Schedules to this Agreement:

Schedule A	-	Purchased Assets

Schedule B	-	Scope of Removal and Removal Schedule

(2)        All Schedules attached to this Agreement form an integral part of this Agreement.

ARTICLE 2 – ACCESS TO AND REMOVAL OF PURCHASED ASSETS

2.01               Removal Schedule

(1)        Promptly following the Signature Date, and in any event no later than September 21, 2015, Timmins Gold shall complete its initial mobilization to the Site to commence the Removal.

(2)        The Purchaser shall complete the Removal no later than July 1, 2016 (the “End Date”) and shall conduct the Removal in accordance with the Removal Schedule.

(3)        The Purchaser shall provide Goldcorp with:

(a)	prompt notice of any circumstances which arise that may reasonably be expected to cause the Purchaser to be unable to carry out the Removal materially in accordance with the Removal Schedule;

(b)	monthly and weekly updates regarding the progress of the Removal and the Purchaser’s compliance with the Removal Schedule;

(c)	monthly forecasts of Removal activities planned to be conducted by the Purchaser during the following two months;

(d)

monthly estimates setting out the number of personnel of the Purchaser, its Affiliates and of any Contractors that the Purchaser expects to be on the Site for all Removal activities planned for the subsequent month;

(e)	prompt updates regarding the Purchaser’s progress of, or planning for, the conduct of the Removal in accordance with the Removal Schedule upon written request by the Vendor; and

(f)	30 days’ notice (the “Work Camp Removal Notice”) prior to the day on which the Purchaser plans to commence the Removal from the Site of the work camp currently situated therein (the “Work Camp”).

(4)        In the event that circumstances arise that may prevent the Purchaser from conducting the Removal materially in accordance with the Removal Schedule, the Purchaser shall, promptly following discovery of such circumstances, provide the Vendor with a detailed plan regarding the Purchaser’s proposed actions and undertakings to recover lost time and the Purchaser shall use all necessary steps to undertake such recovery. Nothing in this Section 2.01 shall derogate from the Purchaser’s obligations to pay the Overstay Amounts to the Vendor as described in Section 4.02(2)(b) .

(5)        Upon receipt by the Vendor of the Work Camp Removal Notice, the Vendor shall have the option, exercisable prior to the expiry of the 30-day period set out the Work Camp Removal Notice, to notify the Purchaser in writing that Removal of the Work Camp must be delayed by the Purchaser until such date that the Vendor specifies in such notice to the Purchaser (such date, the “Work Camp Removal Date”). Thereafter, the Purchaser shall delay commencing the Removal of the Work Camp until after the Work Camp Removal Date, unless otherwise agreed upon by the Parties in writing. In the event that the Vendor does not exercise its option to set a Work Camp Removal Date pursuant to this Section 2.01(5), the Purchaser may commence the Removal of the Work Camp upon the expiry of the 30-day period set out in such Work Camp Removal Notice. For greater certainty, the Purchaser shall not commence the Removal of the Work Camp until the later of:

(a)	the expiry of the 30-day period set out in such Work Camp Removal Notice; and

(b)	the Work Camp Removal Date.

2.02               Conduct of Removal

(1)        The Purchaser shall remove from the Site all Purchased Assets and all Disposal Items and leave the Site in a state free of all structures and materials comprising the Purchased Assets and the Disposal Items except buried services and concrete on grade and shall leave the Site in a clean condition. Prior to commencing Removal activities on a portion of the Site on which the Purchaser has not yet conducted any prior Removal activities, the Purchaser shall first ensure that all Hazardous Substances are removed from such portion of the Site prior to the dismantling or removal of any Purchased Assets therefrom, as further described in Schedule B.

(2)        Timmins Gold shall carry out the Removal, and shall ensure that its personnel or Contractors carry out the Removal, in a manner that is:

(a)

in compliance with all Applicable Laws, including anti-corruption and anti- bribery laws, Environmental Laws, all health, safety, workers’ compensation or environmental protocols or regulations and all licences, permits or tickets applicable to the Mine, the Site, the Purchased Assets or the Removal;

(b)

thorough and professional and in accordance with the appropriate technical and professional engineering standards and principles applicable to the Removal, using industry accepted standards for conduct of construction, mining and reclamation work;

(c)	environmentally sound and supportive of positive community relations; and

(d)

in accordance with the terms of this Agreement, the Vendor’s Site security protocols, and the safety and environmental protocols of the Vendor, copies of which protocols have been provided by the Vendor to the Purchaser at or prior to the Signature Date (the “Goldcorp Policies”),

(collectively, the “Conduct Standard”).

(3)        In the event of a discrepancy between any industry standards, policies or the Plans, the Purchaser shall comply with the Conduct Standard.

(4)        The Parties acknowledge that, prior to commencing the Removal, the Purchaser shall be solely responsible for, and, subject to the terms of this Agreement, the Vendor shall not take any action that would prevent the Purchaser from:

(a)	investigating and becoming fully acquainted with all conditions and obligations imposed by Applicable Law pertaining to the Removal;

(b)

investigating and becoming fully acquainted with the equipment, facilities, resources needed for the performance of the Removal including accommodations for personnel and Contractors, transportation, handling and storage, and the availability of labour, materials, equipment parts, fuel, water and other necessary resources and services, and the Purchaser acknowledges that it shall have sole responsibility for providing and maintaining all such equipment, facilities and resources;

(c)

investigating and becoming fully acquainted with the nature of the Purchased Assets and the Site, including access, existing site facilities, accommodation facilities, travel to the Site, ground conditions, atmospheric, meteorological, topographic, geological and subsurface conditions; and

(d)	considering all necessary information regarding risks, contingencies, circumstances, and all other matters which can in any way be reasonably anticipated to affect the Removal,

and, for greater certainty, any failure by the Purchaser to discover matters which negatively affect the Removal shall not relieve it from its obligations under the Transaction Documents.

(5)        The Purchaser shall make all commercially reasonable efforts and precautions to avoid and prevent the loss, theft, or damage to any property of the Goldcorp Group when in the course of conducting the Removal, provided such loss, theft or damage is not a result of any wrongful or negligent act or omission by the Goldcorp Group, provided further that the Vendor expressly disavows any obligation to take positive action to safeguard or protect the Purchased Assets, including any obligation to provide any security services in relation to the Purchased Assets, the conduct of the Removal or the Site and the Purchaser shall not rely upon the Vendor providing any such security.

(6)        The Purchaser shall be fully responsible for the acts and omissions of its personnel and for the acts and omissions of its Contractors, and the Purchaser shall ensure that all of its personnel and all such Contractors comply fully with the terms and conditions of this Agreement, including the Conduct Standard and the Plans, during the course of carrying out any part of the Removal. Nothing contained in this Agreement shall be construed as creating any contractual or employment relationship between the Vendor and any personnel of the Purchaser or between the Vendor and any Contractor.

(7)        The Parties acknowledge that the Purchaser shall retain the services of INPROMINE to perform all or a major part of the Removal. The Purchaser shall provide the Vendor notice in the event that it retains any other Contractors to perform any portion of the Removal and shall thereafter promptly provide the Vendor with any information reasonably requested by the Vendor regarding such additional Contractors retained by the Purchaser, including any information related to the health and safety standards, technical expertise and performance of any such Contractor. The Purchaser shall also promptly notify the Vendor of the termination of any Contractor previously retained by the Purchaser in relation to the Removal and such notice shall include the reasons for such termination and, if applicable, any proposed replacement Contractor therefor.

(8)        All costs related to or arising from providing camp accommodations and transportation to and from the Site for Contractors or other personnel of the Purchaser shall be for the sole account of the Purchaser. The Parties acknowledge that the Vendor shall be entitled to continue to make use of the Work Camp in relation to the Goldcorp Activities after the Signature Date. In the event that the Purchaser elects, at its sole discretion, to make use of the Work Camp in relation to Removal activities, the Purchaser shall provide notice thereof to the Vendor and shall thereafter make its own separate arrangements with the current Work Camp management contractor for the use of the Work Camp by its personnel and any Contractors engaged in the Removal, provided that any such arrangements do not materially interfere with the Vendor’s use of the Work Camp in relation to the Goldcorp Activities. The Purchaser shall be solely liable for any costs, duties, liabilities or obligations arising from the use by its personnel or any Contractors of the Work Camp or arising from any arrangements made by the Purchaser with the current Work Camp management contractor.

(9)        The Purchaser, as trustee for the Vendor, shall open and maintain an interest bearing bank account (the “Trust Account”) with a Canadian chartered bank in the name of Project Boxer, provided that:

(a)	each of the parties shall be entitled to appoint one signatory to the Trust Account and all transactions for the Trust Account shall require both signatures;

(b)

$5,000,000 of the proceeds from the private placement that will take place concurrently with or prior to the Transfer Date will be deposited into the Trust Account and held by the Purchaser in trust for the Vendor pursuant to the terms of this Agreement;

(c)	the funds contributed to the Trust Account shall not be or become subject to any Encumbrance over the property and assets of the Purchaser or its Affiliates;

(d)

the funds on deposit in the Trust Account shall be used to pay all costs and expenses in relation to the Removal, including all Contractors, provided that any cost and expense in relation to the Removal, including all Contractors, in excess of the funds available in the Trust Account shall be payable by the Purchaser in a timely manner;

(e)	under no circumstances shall the Vendor contribute or be required to contribute any funds to the Trust Account; and

(f)

the Purchaser hereby constitutes and irrevocably appoints, with effect from the occurrence of an event of a default hereunder, the Vendor its true and lawful attorney, with full power of substitution, without limitation, to demand, collect, receive and sue for all amounts which may become due or payable in respect of the Trust Account and execute all withdrawal receipts or other orders for the Purchaser, in its own name or in the Purchaser’s name or otherwise, which the Vendor deems necessary or appropriate to protect and preserve its right, title and interest in the Trust Account and, otherwise, to carry out the provisions and purposes of this Agreement.

(10)      In the event that a Suspension Notice is delivered by the Vendor to the Purchaser in accordance with Section 4.03(1), the Purchaser shall act in good faith with respect to any funds to be paid out from the Trust Account.

(11)      In the event of a breach by the Purchaser, its personnel or any of its Contractors of any Conduct Standard, the Purchaser shall take prompt action, at its sole cost and expense, to remedy such breach, including the remediation or reclamation of any breach of any Environmental Law, and will provide the Vendor copies of any permits, approvals, or verifications evidencing the Purchaser’s cure of such breach.

(12)      The Purchaser shall not, without the prior written consent of the Vendor, apply to or enter into negotiations with any Governmental Authority for acceptance of variations from or revisions to any permits or approvals relating to the Mine, the Site or the Removal or the performance of any obligation of the Purchaser under this Agreement, including compliance with the Conduct Standard or any Applicable Law.

(13)      During the course of the Removal, the Purchaser shall keep itself fully informed of all Applicable Laws relevant to the Purchaser’s performance of the Removal. If the Purchaser becomes aware of any discrepancy or inconsistency between the terms of this Agreement and any such Applicable Laws, the Purchaser shall promptly give written notice thereof to the Vendor.

2.03               Plans

(1)        Promptly following the Signature Date, but in any event no later than the Transfer Date, the Purchaser shall provide to the Vendor:

(a)

a draft detailed plan for the Purchaser’s conduct of the Removal pursuant to this Agreement, such plan to be in compliance with the Conduct Standard and the Removal Schedule, including the Vendor’s systems and processes for dust management and for managing and tracking the removal and disposal of any Hazardous Substances from the Site, and shall include evidence that such draft plan has been approved by a professional engineer registered in Mexico;

(b)	a draft health and safety plan for conducting the Removal at the Site, which plan complies with the Conduct Standard; and

(c)	a draft local procurement plan which shall provide, among other things, that (and the Purchaser acknowledges and agrees that):

(i)

the Purchaser shall provide to the Vendor an outline of any employment or contracting opportunities related to the Removal, including an explanation of such employment and contracting opportunities and related qualifications (the “Local Procurement Plan”);

(ii) the Purchaser shall inform the Vendor’s Site team of any employment or contracting opportunities that arise subsequently to the date of the delivery of the final Local Procurement Plan;

(iii)

to the extent reasonable and commercially feasible, the Purchaser shall invite local businesses and individuals to bid, in the case of any bid processes conducted by the Purchaser or its Contractors with respect to any activities related to the Removal, on any such contracting opportunities and the Purchaser shall ensure that any such bids are provided with good faith consideration;

(iv)

to the extent reasonable and commercially feasible, the Purchaser shall invite, and ensure that its Contractors invite, local individuals to apply for any employment opportunities in respect of the Removal and shall interview, and ensure that its Contractors interview any such individuals who meet the minimum qualifications for such employment, or could be expected to meet the minimum qualifications with short-term training;

(v)	the Purchaser shall coordinate with the Vendor’s Site team to fulfill the obligations set out in the Local Procurement Plan; and

(vi)	the Purchaser shall provide the Vendor’s Site team monthly updates as to the results of the implementation of the Local Procurement Plan,

(collectively, the “Plans”).

(2)        Upon receipt of the draft Plans, the Vendor shall, following review thereof, promptly provide the Purchaser its proposed amendments to the draft Plans and thereafter the Purchase shall incorporate all reasonable amendments to the relevant draft Plans as may be proposed by the Vendor and shall thereafter circulate a final copy of the Plans to the Vendor and any relevant personnel or Contractors of the Purchaser.

(3)        The Purchaser shall carry out the Removal in accordance with the approved Plans and shall promptly provide the Vendor with notice if the Purchaser becomes aware of any circumstances which may prevent the material implementation of any Plans. As part of any such notice, the Purchaser shall include its proposed actions or undertakings to ensure compliance with the Plans, or to minimize or avoid any impacts from non-compliance with the Plans.

(4)        Any amendments to the Plans circulated by the Purchaser pursuant to Section 2.03(2) shall require prior written agreement by the Parties and the Purchaser shall not be relieved of its obligations to carry out the Plans until the Parties have agreed in writing on any such amendments to the Plans.

2.04        Site Access and Monitoring of Removal Activities

(1)        Subject to Article 3, the Vendor shall provide the Purchaser with access to the Site that is reasonably required by the Purchaser in order to conduct the Removal in accordance with the terms of this Agreement. The Purchaser shall have the sole responsibility for ensuring that its personnel and its Contractors are familiar with and comply with load limits, widths, dust control requirements, or other restrictions in relation to all roads at the Site and all Site access routes, taking into account planned Removal activities and all Goldcorp Activities.

(2)        The Purchaser shall be solely responsible for the costs of repairing any damage to any assets or facilities of the Goldcorp Group, including all Site roads and all Site access routes that are used in obtaining access to the Site, that is attributable to the conduct of the Removal by the Purchaser or its Contractors, other than ordinary wear and tear.

(3)        The Purchaser acknowledges and agrees that the Vendor and its representatives, including the Goldcorp Contractors, shall, at all times and without prior notice, have access to any area affected by the Removal on the Site or on other properties controlled by the Goldcorp Group and at whatever stage in preparation or progress, to monitor the Removal. The Purchaser shall promptly provide sufficient, safe and proper access to the Site and Removal for the Vendor or its representatives, including Goldcorp Contractors, for any such access and inspection.

(4)        The Purchaser shall ensure that its representatives are reasonably available during the Removal to promptly meet at the Site and update the Vendor or its representatives on the progress and conduct of the Removal from time to time. Additionally, representatives of the Parties shall hold weekly status and coordination meetings with respect to the Removal and the Goldcorp Activities. The Vendor shall ensure that minutes of each such meeting are taken and are made available to the Parties promptly following the conclusion of each such meeting.

(5)        The Purchaser acknowledges and agrees that any inspection or lack of inspection by the Vendor shall not be deemed to be a waiver on the part of the Vendor of any rights under this Agreement or of any obligations or guarantees provided by the Purchaser hereunder. The Purchaser further acknowledges and agrees that so long as the Purchaser conducts the Removal in accordance with the Conduct Standard, any suggestion or other guidance provided by the Vendor or its representatives regarding the conduct of the Removal is not binding on the Purchaser and its decision to accept, follow or consider any such guidance provided by the Vendor or its representatives does not absolve the Purchaser from, and does not alter, its sole responsibility to conduct the Removal in accordance with the terms of this Agreement, including the Conduct Standard, and that neither the Vendor, its Affiliates or its representatives shall be liable for any losses arising out of the Purchaser’s reliance on any such suggestion or guidance.

(6)        The Purchaser shall ensure that the Vendor is promptly given notice of any scheduled or unscheduled audit of or visit to the Site by any Governmental Authority and, to the extent reasonably practicable, shall work cooperatively with the Vendor to ensure that the Vendor or its representatives are included in any such audit or Site visit.

ARTICLE 3 – COORDINATION WITH THE VENDOR’S OPERATIONS

3.01               Goldcorp Activities

                      The Purchaser acknowledges that the Vendor, its Affiliates and the Goldcorp Contractors will be conducting activities at the Mine, including:

(a)	remediation activities at or near the Site; and

(b)	activities related to the Cleaning of Recoverable Product, if any,

(collectively, the “Goldcorp Activities”),

concurrently with the Purchaser’s conduct of the Removal at the Site, and that safe and proper conduct of the Goldcorp Activities shall require access by the Vendor, its Affiliates and their respective personnel and by the Goldcorp Contractors to the Site.

3.02               Coordination with Goldcorp Activities

(1)        The Vendor shall inform the Purchaser promptly and regularly of any planned Goldcorp Activities on the Site while the Removal is ongoing and the Vendor’s expected schedule for requiring access to the Site to conduct such Goldcorp Activities.

(2)        The Purchaser shall schedule and coordinate the conduct of the Removal with any Goldcorp Activities in order to ensure that the personnel of the Vendor and any Goldcorp Contractors have consistent access to those portions of the Site as may be required from time to time in relation to such Goldcorp Activities, including all roads at the Site and all Site access routes. The Purchaser shall ensure that no activities or actions are undertaken in the conduct of the Removal or otherwise, which would adversely affect the Goldcorp Activities or any other activities of the Vendor at the Site or otherwise at any other part of the Mine.

(3)        The Purchaser shall ensure at all times that sufficient space for the travelling of emergency vehicles, including ambulances and fire response teams, is available so that any such emergency vehicles are able to access all parts of the Mine, including the Site. In the event that the Purchaser expects that the conduct of the Removal at any time may delay, impede or prevent the access of any such emergency vehicles to any part of the Mine, including the Site, or otherwise prevent access for an extended period of time to any part of the Mine, including the Site, by larger vehicles or equipment, the Purchaser shall provide the Vendor with prior written notice thereof and shall thereafter work cooperatively with the Vendor on the timing of any such Removal activities to ensure the safe and efficient conduct of all activities, including the Goldcorp Activities, at all parts of the Mine, including the Site.

ARTICLE 4 – DEFAULT, TERMINATION AND SUSPENSION

4.01               Default

The Purchaser shall be considered to be in default of this Agreement in the event that:

(a)	it experiences an Insolvency Event;

(b)

it is in breach of any of its obligations under this Agreement, including performance of the Removal in compliance with the Removal Schedule, the Conduct Standard or the Plans, and the Purchaser fails to cure such breach within 15 days of receiving written notice from the Vendor of such breach;

(c)	it fails to pay any portion of the Purchase Price (as defined in the Sale and Purchase Agreement) to the Vendor in accordance with the terms of the Sale and Purchase Agreement;

(d)

the TG Guarantor is in breach of its obligations under the Subscription Agreement and fails to cure such breach within 15 days of receiving written notice of such breach from the Vendor or its subscriber affiliate; or

(e)	fails to remove all of the Purchased Assets from the Site by the End Date, except that, for greater certainty, such failure shall not be a default under this Agreement:

	(i)	where it is the result of an Intervening Event; or

(ii)

where, solely in relation to the Removal of the Work Camp, the Work Camp Removal Date is a date that occurs after the End Date solely as a result of a notice provided by the Vendor to the Purchaser pursuant to Section 2.01(5), and, for greater certainty, solely with respect to the Removal of the Work Camp, the End Date shall be deemed to be extended until such Work Camp Removal Date.

4.02               Remedies for Default

(1)        In the event of a default by the Purchaser described in Section 4.01(a) through Section 4.01(d) (inclusive), the Vendor shall have the right, upon 15 days’ written notice to the Purchaser, without obligation or without prejudice to any other rights or remedies it may have, to exercise one or more of the following remedies:

(a)	remove the Purchaser from the Site and take ownership and/or control of the Purchased Assets that remain at the Site at the time of such default;

(b)	sell all or any portion of the Purchased Assets claimed by the Vendor pursuant to Section 4.02(1)(a);

(c)

complete the dismantling, demolishing, or removal of Purchased Assets and Site clean-up by whatever method the Vendor may, at its sole discretion, deem expedient, the total costs of which shall be payable by the Purchaser to the Vendor upon demand by the Vendor thereof and such total amount shall accrue interest from the date of such demand until the date of payment in accordance with Section 10.08; and/or

(d)	terminate this Agreement and the other Transaction Documents.

(2)        In the event of a default by the Purchaser pursuant to 4.01(e), the Vendor shall have the right, upon five Business Days’ written notice to the Purchaser, without obligation or without prejudice to any other rights or remedies it may have, to exercise any one or more of the following remedies:

(a)	any one or more of the remedies described in Section 4.02(1); and/or

(b)

in the event that the Vendor has not claimed ownership of all of such remaining Purchased Assets pursuant to its remedy described in Section 4.02(1)(a), the Vendor may elect to cause the Purchaser to pay, and the Purchaser shall thereafter so pay to the Vendor, a daily amount equal to $12,000 (the “Overstay Amount”), which Overstay Amount shall accrue on a daily basis following the End Date so long as such Purchased Assets are not removed from the Site by the Purchaser.

(3)        In the event that the Vendor elects to terminate this Agreement pursuant to Section 4.02(1)(d), a “Termination Event” will be deemed to exist in respect of the Sale and Purchase Agreement.

(4)        Notwithstanding any remedy described in this Section 4.02 or any other remedy either Party may have available to it in the event of a default hereunder by the other Party, the non-defaulting Party shall be entitled to enforce the performance of this Agreement by way of injunction or specific performance upon application made by or on behalf of the non-defaulting Party to a court of competent jurisdiction.

(5)        The rights and remedies of the Parties described in this Section 4.02 are in addition to the rights and remedies available to the Parties provided by law, equity, or any other provision of this Agreement.

4.03               Suspension

(1)        In the event that at any time the Vendor has reasonable grounds to believe that the a default described in Section 4.01 will arise (including, in the case of Sections 4.01(b) or 4.01(d), that such default will not be cured within the time period described therein), the Vendor may, upon written notice to the Purchaser (the “Suspension Notice”), suspend the Purchaser’s further performance of the Removal. The Vendor shall include as part of such Suspension Notice, its reasons for such suspension.

(2)        Upon receipt of a Suspension Notice, the Purchaser shall promptly, but in a safe manner, suspend all Removal activities and shall promptly provide the Vendor with a written response setting out its plan for avoiding or mitigating the anticipated breach to the satisfaction of the Vendor, acting reasonably.

(3)        In the event that the Vendor properly suspends the Purchaser’s conduct of the Removal pursuant to this Section 4.03, the End Date and the timeframes described in the Removal Schedule shall be extended by the period of time that such Suspension Notice remains active, provided, however, that in the event that the Vendor properly suspends the Purchaser’s conduct of the Removal pursuant to this Section 4.03 as a result of having reasonable grounds to believe that the Purchaser shall become in material breach of the Conduct Standard, the Purchaser shall not be relieved from any of its obligations under this Agreement nor shall it be entitled, without further agreement in writing by the Vendor, to any extension of the Removal Schedule or the End Date.

(4)        The Vendor may, at any time, withdraw its Suspension Notice with respect to the performance of all or any part of the Removal by delivering written notice thereof to the Purchaser, specifying therein the effective date and scope of such withdrawal. Upon receipt thereof, the Purchaser shall resume diligent performance of such portion of the Removal to which such withdrawn Suspension Notice previously applied on the effective date specified in such withdrawal notice from the Vendor.

ARTICLE 5– INTERVENING EVENTS

5.01               Intervening Events

                      A delay or failure of performance by either Party under this Agreement, other than a delay or failure to complete a payment or funding obligation described herein, shall not constitute default hereunder or give rise to any claim for damages if and to the extent such delay or failure is caused by an Intervening Event.

5.02               Obligations of Affected Party

                      A Party relying on the provisions of Section 5.01 shall:

(a)

promptly give written notice to the other Parties of the particulars of the Intervening Event and all time limits imposed by this Agreement shall be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such Intervening Event;

(b)

make all commercially reasonably efforts to promptly resolve such Intervening Event or to avoid, or minimize the impacts of such Intervening Event on its performance under this Agreement and shall, to the extent possible, perform its obligations under this Agreement, but nothing herein shall require such Party to settle or adjust any labour dispute or to question or to test the validity of any Applicable Law or order of any duly constituted Governmental Authority; and

(c)	give written notice to the other Party promptly after such Intervening Event ceases to exist.

ARTICLE 6 – TAXES, DUTIES AND FEES

6.01               Taxes, Duties and Fees

(1)        The Purchaser shall be responsible for all applicable, Taxes, duties or levies of any kind imposed on any member of the Goldcorp Group, any Goldcorp Contractors or on the Purchaser by any Governmental Authority in relation to the Removal. No payment shall be made by any member of the Goldcorp Group or any Goldcorp Contractor to compensate the Purchaser or its Contractors as a result of costs associated with any of their Tax obligations.

(2)        The Purchaser shall be responsible for the payment of all employment Taxes and contributions imposed by Applicable Law or required to be paid on behalf of its, its Affiliates’ or its Contractors employees, including contributions for income Taxes, workers’ compensation, employment insurance, old age benefits, welfare funds, pensions and annuities and disability insurance.

ARTICLE 7 – LIENS AND ENCUMBRANCES

7.01               Liens and Encumbrances

(1)        The Purchaser shall keep the property of the Goldcorp Group free from all builders’, labourers’, material-men’s, and mechanics’ claims, liens, and any other Encumbrances arising from its or its Contractors’ performance of the Removal and the Purchaser shall be liable to the Vendor for, and shall defend, indemnify and hold harmless the Vendor from and against all such Encumbrances.

(2)        In the event that the Purchaser fails to release and discharge any Encumbrance, arising from its or its Contractors’ performance of the Removal, of any third party against the Goldcorp Group’s property within 15 Business Days after receipt of notice thereof from the Vendor to remove such Encumbrance, the Vendor may, at its sole option, discharge or release such Encumbrance, or otherwise deal with the claimant thereof and the Purchaser shall be responsible for all costs and losses incurred by the Vendor in respect thereof, which shall be payable on demand made by the Vendor to the Purchaser and such total payable amount shall accrue interest from the date of such demand until the date of payment in accordance with Section 10.08.

ARTICLE 8 – INSURANCE

8.01               Insurance

The Purchaser shall maintain and require any Contractor to maintain, at all times during the term of this Agreement, insurance policies from reputable insurance providers with respect to the Removal and all other activities of the Purchaser, its personnel or its Contractors on the Site, such insurance to be of such types and in such amounts, as is customary in the case of similar operations, and which shall include property loss and damage insurance, general liability insurance and environmental liability insurance.

ARTICLE 9 – GUARANTEE

9.01               Guarantee

TG Guarantor hereby unconditionally guarantees to the Vendor and becomes surety for the full and timely performance (after giving effect to any cure periods provided herein) by the Purchaser of the obligations of the Purchaser from time to time under this Agreement. In the event that the Purchaser defaults in such full and timely performance (after giving effect to any cure periods provided herein) of any such obligation, TG Guarantor will promptly perform such obligation.

9.02               Unconditional Obligations

TG Guarantor agrees that its obligations hereunder shall be unconditional, irrespective of any circumstances that might otherwise constitute a legal or equitable discharge of a surety or a guarantor, and further agrees that it shall not be necessary to institute or exhaust any remedies or causes of actions against the Purchaser or others as a condition of the obligations of TG Guarantor hereunder. No assignment or transfer, whether direct or indirect, of this Agreement by the Purchaser shall relieve, discharge or terminate the obligations of TG Guarantor hereunder unless expressly agreed to in writing by the Vendor.

9.03               Waiver

TG Guarantor hereby waives diligence, notice of demand, notice of default and all other notices and demands of any kind, and consents to any and all extensions of time or indulgences which may be given to the Purchaser and to any amendment to this Agreement, provided the Purchaser consents to or is a party to such amendment.

9.04               Further Action

TG Guarantor shall take all such actions as are required to cause the Purchaser to perform fully and on a timely basis all of its obligations hereunder.

ARTICLE 10 - GENERAL

10.01             Further Assurances

The Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as one of them may reasonably require to ensure the Removal of the Purchased Assets is duly completed in accordance with the terms hereof.

10.02             Fees and Commissions

Each of the Vendor and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any claims resulting from any broker's, finder’s or placement fee or commission alleged to have been incurred as a result of any actions by it in connection with the transactions under this Agreement.

10.03             Regulatory Disclosure

In the event that during the term of this Agreement, the Purchaser becomes aware of any health, safety, labour, workers’ compensation, environmental, or other incident, issue or circumstance arising in relation to the Removal, the Site or the Purchased Assets, which may give rise to an obligation on the part of the Purchaser to report such incident or circumstance to a Governmental Authority, the Purchaser shall:

(a)	provide prompt written notice to the Vendor describing in full detail such incident or circumstance;

(b)

ensure that the Vendor has the opportunity to comment on the form, nature and content of any such disclosure to such Governmental Authority and to participate in any disclosure to such Governmental Authority;

(c)

if the Vendor so chooses, permit the Vendor to disclose such incident or circumstance to the Governmental Authority, provided that the Vendor shall grant the Purchaser the same opportunity to comment on the Vendor’s disclosure as described in Section 10.03(b); and

(d)	not make any disclosure of such incident or circumstance to any third party except with the prior written consent of the Vendor.

10.04             Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

10.05             Entire Agreement

This Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the respective subject matters hereof and thereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement and the Transaction Documents.

10.06             Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the Vendor and the Purchaser. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

10.07             Late Payments

All amounts due and payable under this Agreement that are not paid on the due date for payment will bear interest at LIBOR plus five percent.

10.08             Assignment

(a)

Subject to Section 9.02, the Purchaser shall not assign this Agreement in whole or in part, without obtaining the prior written consent of the Vendor, which consent shall not be unreasonably withheld or delayed, provided, however, that the Purchaser may assign this Agreement to TG Guarantor or to any other member of the Timmins Group, without requiring the Vendor’s prior consent therefor, provided that the Purchaser and such permitted assignee first enter into an agreement with the Vendor which provides that:

	(i)	such permitted assignee shall remain a member of the Timmins Group for so long as such permitted assignee is an assignee of this Agreement; and

(ii)

prior to such permitted assignee ceasing to be a member of the Timmins Group, such permitted assignee shall assign this Agreement to the Purchaser or to another member of the Timmins Group in accordance with this Section 10.08.

(b)	Any assignment of this Agreement by the Purchaser shall not be valid unless the proposed assignee is also an assignee of the remaining Transaction Documents pursuant to their terms.

(c)

The Vendor reserves the right, at its sole option, to assign and transfer all benefit under any Transaction Document and any assignee thereof shall agree with the Vendor to be bound by the rights, duties, representations, warranties, covenants and obligations of the Vendor thereunder.

10.09             Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver BC
V6C 2X8

Attention:	Russell Ball, Executive Vice President
Corporate Development and Capital Projects
Fax No.:	+1 604-696-3000

with a copy to:

McCarthy Tétrault LLP
P.O. Box 10424
1300-777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K2

Attention:	Roger Taplin
Fax No.:	604-622-5723

To the Purchaser:

Timmins Gold Corp.
Suite 1900 - 570 Granville Street
Vancouver BC
V6C 3P1

Attention:	Bruce Bragagnolo
Fax No.:	+1 604-682-4003

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto Dominion Centre
77 King Street West, Suite 3100
Toronto, ON
M5K 1J3

Attention:	Adam M. Givertz
Fax No.:	416-981-7126

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

10.10             No Third Party Beneficiaries

This Agreement is solely for the benefit of:

(a)	the Vendor, and its successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of the Vendor under this Agreement;

and this Agreement will not be deemed to confer upon or give to any other Person any remedy, claim, liability, reimbursement, cause of action or other right. The Purchaser appoints the Vendor as the trustee for the Affiliates, directors, officers, partners, employees, agents and representatives of the Vendor of the covenants of indemnification of the Purchaser with respect to such Affiliates, directors, officers, partners, employees, agents and representatives of the Vendor specified in this Agreement and the Vendor accepts such appointment. The Vendor appoints the Purchaser as the trustee for the Affiliates, directors, officers, employees, agents and representatives of the Purchaser of the covenants of indemnification of the Vendor with respect to such Affiliates, directors, officers, employees, agents and representatives of the Purchaser specified in this Agreement and the Purchaser accepts such appointment.

10.11             Survival

The Parties acknowledge and agree that the following Sections of this Agreement shall survive the termination of this Agreement: Article 8 and Section 10.03.

10.12             Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Province of British Columbia.

10.13             Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have jurisdiction to entertain any action arising under this Agreement. The Vendor and the Purchaser each attorns to the jurisdiction of the courts of the Province of British Columbia.

10.14            Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

10.15             Severability

If any provision of this Agreement is held to be illegal, invalid, or unenforceable under Applicable Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be severable, (b) this Agreement will be construed and enforced as of such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as possible.

10.16             Electronic Transmission

Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed original of this Agreement by such Party.

[THE REMAINDER OF THIS PAGE IS BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement.

MINAS DE LA ALTA PIMERIA, S.A. DE C.V.

Per:	”Russell Ball”

MINERA AUREA, S.A. DE C.V.

Per:	“Arturo Bonillas”, President

TIMMINS GOLD CORP.

Per:	“Bruce Bragagnolo”, CEO

Execution Page to the Boxer Dismantling Agreement

SCHEDULE A

PURCHASED ASSETS

Part I: Purchased Assets

The Purchased Assets are those items within the boundaries of the areas delineated in black on the maps attached in Part II of this Schedule A and, for greater certainty, are comprised of the structural steel, architectural finishes, piping, mechanical, tanks, bins, launders, mechanical tagged equipment, electrical tagged equipment, electrical wire and cable, raceway, instrumentation and controls directly associated with the following facilities and shall include, if any, all original manufacturers manuals, instruction booklets, brochures and warranty documents related thereto in the possession of Goldcorp:

1.	Area de: Quebradora , tolva, alimentador y banda transportadora (Crusher, bin, stock pile conveyor);
2.	Recuperación de mineral quebrado y banda de alimentación del molino SAG (crushed ore recovery and SAG mil feed conveyor);
3.	Molienda y área de ciclones.(Grinding and cyclone area);
4.	Lixiviación y área de espesadores (Leaching and thickening area);
5.	Almacenamiento de reactivos y área de preparación y mezclado (Reagents storage and mixing area);
6.	Absorción de Carbón y área de striping. (Carbon absorption and stripping area);
7.	Espesador de jales, área de filtros, overland y transportadores . (Tailings thickening, filtering area and conveyors);
8.	Área de Destrucción de cianuro (DETOX) (Cyanide destruction (DETOX area);
9.	Oficina de planta procesos y cuarto eléctrico #2, #3 & #4 (Process plant office and electrical rooms #2, #3 & #4);
10.	Laboratorio metalúrgico de planta (Process plant laboratory);
11.	Area de Generadores de reserva (Standby generators area);
12.	Tanque de almacenamiento de agua del proceso (Process water storage tank);
13.	Cuarto eléctrico #1 y subestación principal (Electrical room #1 and main substation);
14.	Taller de planta (Plant maintenance shop);
15.	Taller de filtros (Filters maintenance shop);
16.	Area Almacen de reactivos (Reagents storage area);
17.	Cuartos de campamento incluyendo palapas (Camp living quarters including gazebos);
18.	Instalaciones de lavandería de campamento (Camp laundry facilities);
19.	Comedor de campamento (Camp kitchen and cafeteria);
20.	Gimnasio de campamento (Camp gymnasium);
21.	Bodega de almacenamiento de campamento (Camp storage building);
22.	Edificio de almacenamiento (cuarto frio) de comida de campamento (Camp food cold storage building);
23.	Palapa principal de campamento (Camp main Gazebo);
24.	Oficina principal de administración (Main administration office);
25.	Almacenes (tanques) de combustible planta (Plant fuel storage area);
26.	Piezas de repuesto (Mechanical and electrical spare parts and wear parts (liners) related to the facilities listed above excluding mobile equipment spare parts);

27.	Herramientas (Tools related to the facilities listed above);
28.	Mobiliario (Furniture related to the facilities listed above);
29.	Chatarra (Scrap material related to the facilities listed above);
30.	Residuos común (Common waste related to the facilities listed above);
31.	Taller de mantenimiento mina (Mine maintenance shop);
32.	Oficina de mina (Mine office);
33.	Instalaciones de almacenamiento de combustible mina (Fuel storage and dispensing at mine shop);
34.	Almacén area de nucleos (Warehouse adjacent to core shack);
35.	Balanza de camiones (Truck scale);
36.	Taller de mantenimiento pista (localizado al lado de la pista) (Maintenance shop at air strip);
37.	Bombas de pozo,estacion de bombas,generador del rio (Well pumps, Water booster station and generator);
38.	Estacion de bombeo Pista aerea (Air strip water booster station);
39.	Tanque de almacenamiento de agua campamento (Water storage tank and camp);
40.	Areade recicladora de basura/compactador (Garbage recycler and compactor);
41.	Planta tratamiento aguas negras (Sewage treatment plant); and
42.	Systema detectores de rayos (Lig htning detection system).

Part II: Site Map

In the maps set forth below:

1.	areas delineated in black indicate the location of the Purchased Assets; and
2.

such areas delineated in black contain additional infrastructure not otherwise described in Part I of this Schedule A, that is to be demolished and removed from the Site by Timmins Gold, including all of the following:

	a.	above ground power distributions systems;
	b.	above ground water distribution systems;
	c.	guard shacks;
	d.	used tires;
	e.	scrap metal;
	f.	common waste;
	g.	road signs and marker plots;
	h.	communication towers and plant nurseries; and
	i.	fences and gates,

(collectively, “Disposal Items”).

CAMP WATER TANK
HAZARDOUS WASTE STORAGE
CAMP FACILITIES
Nursery
GARBAGE RECYCLE AND CONPACTOR
Imagery Date: 10/3/2012
2007
Google earth

PLANT NURSERY
CORE SHACK
TRUCK SCALE
MAIN WARHOUSE
SEWAGE TREATMENT
MAIN ADMIN OFFICE
Image © 2015 DigitalGlobe
Imagery Date: 10/3/2012
2007
20°59'42.07" N 107°53'59.54" W elev 621 m
Google earth

PROCESS PLANT FACILITIES
MAINT. SHOP, AIR STRIP
AIR STRIP WATER BOOSTER STATION

PROCESS WATER TANK
DOES NOT EXIST (OLD IMAGE)
OLD SHOP

SCHEDULE B

SCOPE OF REMOVAL AND REMOVAL SCHEDULE

1.        Scope of Removal

The Purchaser will be responsible for the safe removal, dismantling and/or disposal of all Purchased Assets and the Disposal Items, dismantling of the buildings and removal of equipment down to concrete foundations, and leaving the Site in a swept clean condition and shall include:

(a)

Hazardous Waste: Removal of all Hazardous Substances from each portion of the Site prior to commencing with the Removal for such portion of the Site. A specific and complete inventory of the Hazardous Substances shall be provided to the Purchaser by the Vendor promptly after the Signature Date and the Purchaser shall be responsible for accounting for all such Hazardous Substances removed as against those set out in such inventory. Records of such accounting to be made available to the Vendor’s Site team prior to commencing of Removal from any such portion of the Site.

(b)

Utilities: The Purchaser shall be responsible for disconnecting electrical power, voice, and data communications, water, compressed air and sanitary waste connected to each facility on the Site safely and without causing disruption to other facilities on the Mine where these utilities are still required. The Vendor’s Site team shall coordinate with the Purchaser to identify locations of these disconnection points and shall place locks on valves and electrical disconnect points along with the Purchaser´s locks for safety purposes wherever Mine operations may be effected by the isolation of the system. In some cases existing points of disconnect (valves and electrical disconnect switches) may not be at suitable locations for the purpose of demolition and the Purchaser shall supply and install temporary devices wherever needed for this purpose. Where services (electrical, water, waste, drain lines, etc) are buried, the Purchaser shall not be required to remove and dispose of these services. Connections to these services will be cut off at grade where they connect to the relevant facility.

(c)

Concrete slabs and foundations, concrete block structures: The Purchaser shall not demolish and remove concrete slabs on grade. These slabs will be covered with earth by the Goldcorp Contractors. The Purchaser shall demolish and leave in place reinforced concrete structures and concrete block structures that are more than 0.5 meters above grade. Concrete less than 0.5 m above grade will be left in place.

(d)

Excluded Assets: Subject to the terms of the Sale and Purchase Agreement and this Agreement, the Vendor shall remove from the Site all computers, monitors, servers, communication routers, modems electronic and paper document files prior to the Transfer Date, except for any computers and similar equipment that is integrated functionally with and necessary for the proper functioning of any Purchased Assets.

(e)

Office Facilities: Following the Transfer Date, the Purchaser may make use of all office facilities at the Site, including any existing voice and data communications equipment thereon. For greater certainty, the Site office facilities shall be vacated by the Vendor’s staff and be available for the use of the personnel of the Purchaser or its Contractors following the Transfer Date. Following the Removal of the Site office facilities by the Purchaser, the Purchaser shall make its own arrangements for providing facilities for administration and management of the Removal, including, if applicable, making use of the Work Camp facilities therefor in accordance with the Agreement. There is no cellular phone service available on the Site. If the Purchaser wishes to have cellular services then it will need to make its own arrangements for such services.

(f)

Clean-up of Spills: The Purchaser shall, at his own cost and expense, be responsible for the clean-up and disposal of any contaminated material or soils due to spills caused by the Purchaser in the filling and emptying of tanks and containers, loading, hauling and unloading of tanks and containers at designated storage areas during the Removal. The Purchaser shall, at its own cost and expense, be responsible for the clean-up of oils, lubricants, fuels or other Hazardous Substances due to container leaks after the material has been placed in the designated storage area.

(g)

Demolition/disassembly planning and oversight: As part of the preparation of the Plans under this Agreement, the Purchaser shall prepare a demolition/disassembly plan for each structure on the Site including tanks more than 4.5 meters in overall height measured from the foundation prior to starting Removal of these structures. The demolition plan will consist of a detailed sequence of work and any specific safety measures required (eg. confined space permit requirements, cutting or welding near rubber lined components, cutting or welding near combustible materials). The demolition plan will be signed by a qualified engineer or demolition expert, the Purchaser’s safety manager and the Purchaser’s Site manager and provided to the Vendor’s Site team for information prior to starting the Removal of any such structure or tank.

(h)

Job Hazard Analysis: The Purchaser shall, for each and every work task contemplated as part of the Removal, prepare a written job hazard analysis. This analysis will be prepared and signed by each work crew and foreman each day prior starting work on a specific area of work and any time a crew is re-assigned to a new work task. The job hazard analysis will consist of identification of all potential safety hazards that may be encountered in the execution of the specific area of work and also identify what methods of mitigation will be used. These written job hazard analyses will be retained by the Purchaser and available for inspection by the Vendor upon request. The Purchaser shall be subject to auditing of these analysis forms by the Vendor’s Site team. The Purchaser will be subject to a penalty of $5,000 USD at the discretion of the Vendor’s Site team for each incident where a job hazard analysis has not been prepared or has been inadequately prepared prior to starting work or if the analysis is considered inadequate or incomplete.

(i)

Cleaning of Mechanical Systems: Process plant tanks, pumps, piping and associated equipment have been rinsed with fresh water by the Vendor’s Site team following Mine shut down prior to the Transfer Date. The Purchaser shall confirm by inspection and document that these systems are clean and safe for demolition/disassembly prior to commencement of Removal activities with respect thereto. Utility systems such as fuel, water and sewage have not been cleaned by the Vendor’s Site team prior to the Transfer Date. The Purchaser shall confirm by inspection and document that these systems are clean and safe for demolition prior to demolition activities.

2.        Removal Schedule

Facility/area to be left clean	Milestone Date
Begin mobilization	21 September 2015
Hazardous waste storage	15 October 2015
Primary crusher and crushed ore stacking conveyor	30 November 2015
Core shack, main warehouse and laydown yard (excluding truck scale)	31 October 2015
Truck shop, mine offices, tire storage and old shop	31 October 2015 (mine truck shop will continue to be used for Goldcorp Operations until 30 September 2015)
Administration Office	Will continue to be used by Goldcorp until approximately 31 October 2015; Removal thereof to commence thereafter and to be completed by End Date.
Work Camp	Subject to the terms of the Agreement, to be removed in phases according to total manpower requirements for Site
Infrastructure elements (water supply and treatment, waste water handling and treatment, electrical power, communications equipment)	Will need to remain operational until at least 30 days prior to End Date
Security related facilities	Will need to remain operational until at least 30 days prior to End Date
Fuel storage and dispensing facility (located at the Mine truck shop)	Removal not to start until 30 September 2015 and may be used for Goldcorp Activities until such time